Mail Stop 6010
Via Facsimile and U.S. Mail

September 5, 2008

Mr. Robert B. Willumstad
Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

> **Re:** **American International Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **File No. 1-8787**

Dear Mr. Willumstad:

We have reviewed your August 8, 2008 and August 12, 2008 responses to our June 25, 2008 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Note 3 – Fair Value Measurements, page 13

1. Please refer to your tabular disclosure on page 17. Please explain the basis for the counterparty netting adjustments shown in the table. Please tell us whether any portion of the counterparty netting adjustments are related to your super senior credit default swap portfolio, and explain how the adjustments are consistent with the requirements of SFAS 157 or other applicable literature.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

AIGFP's Super Senior Credit Default Swap Portfolio, page 49

2. You disclose that the unrealized market valuation losses on your super senior credit default swap portfolio represents the amount you would need to pay a willing, able and knowledgeable third-party to assume the obligations. Please revise your disclosure to discuss how you determined the principal or most advantageous market in accordance with SFAS 157, and disclose who you believe the market participants would be.

You disclose that you value your credit default swaps written on the most senior risk layers (super senior) of designated pools of debt securities or loans using internal valuation models, third-party prices and market indices. We believe that your disclosure of the contractual terms, methodology, inputs and assumptions could be improved so that an average investor can better understand how you establish the fair value of your CDS. While we acknowledge that the valuation of these instruments may be complex, we do not believe such complexities obviate the need to provide readable and understandable disclosure. In addition, where differences exist in your valuations of different types of CDS, we believe that your disclosure should be presented on a disaggregated basis. We issue the following comments to address these matters.

3. You have provided extensive disclosure regarding the valuation of CDS relating to multi-sector CDOs, but appear to have provided only limited disclosures regarding the valuation of CDS relating to corporate debt/CLOs. Please revise to provide disclosure of the contractual terms, methodology, inputs and assumptions regarding the valuation of your CDS relating to corporate debt/CLOs.

4. You disclose that your modified version of the Binomial Expansion Technique (BET) model to value your credit default swap portfolio written on super senior tranches of CDOs of asset-backed securities. Please clarify how the output of the modified BET model translates into the amount that you would need to pay a willing, able and knowledgeable third-party to assume the obligations.

5. Please revise to disclose how the BET model calculates the probabilistic measure of expected loss for your credit default swaps. Explain each significant step in the valuation process.

6. Please refer to prior comment two of our letter dated June 25, 2008. Please revise your disclosure to provide a summary that quantifies the CDO pool pricing assumptions for each period presented, and explains any significant changes between periods.

7. You disclose that the most significant assumption in your CDS valuation is the pricing of securities within the CDO collateral pools, which you state are "obtained in most cases from the CDO collateral managers, to the extent available." Please expand your disclosure to include the following information:

- Describe the relative significance and effect on the valuation of each pricing methodology used.
- Describe more specifically the third party pricing services and in-house valuation models used by collateral managers.
- Describe more specifically your analysis and testing that verifies the accuracy and completeness of pricing information provided by collateral managers.
- Quantify the impact of the time lag in prices provided by the collateral managers. Describe how and to what extent this time lag affects your fair value estimate.
- Describe more specifically the methods and assumptions used to determine pricing for individual securities when the collateral manager has been unable to provide this information.
- Explain the relative significance of the Monte Carlo simulation process to the overall valuation process. If the Monte Carlo simulation process has a material effect on the valuation, describe the process in more detail.

8. You state that AIG considers all available information in addition to the results of the BET model and that for each individual super senior bond, you compare the BET-driven valuation to the highest third party prices and use the lower value if they do not approximate each other. Please expand your disclosure to describe more specifically the nature and sources of these third party prices and provide a breakdown of your fair valuation that quantifies the third party and BET-driven components for each period presented.

9. You disclose that other inputs to the BET model include diversity scores, weighted average lives, recovery rates and discount rates. Please disclose how each of these inputs are obtained, along with any key underlying assumptions.

10. We acknowledge the new disclosure in your second quarter Form 10-Q. However, we believe that investors would benefit from an expanded description and quantification of the key assumptions underlying your roll rate analysis. Please provide this information, much of which appears on pages 10-14 of your August 8, 2008 response letter.

11. You state that the roll rate and loss severity assumptions were based on several sources, including the research of a well known investment bank and rating agency roll rate models and assumptions. Please include in your revised

disclosure a more detailed explanation of the specific factors and sources that you considered in selecting each key assumption. For each of your key assumptions, quantify the impact of changes in key assumptions underlying the estimates at March 31, 2008 and June 30, 2008 (i.e. both scenarios).

12. You provide sensitivity disclosure for your SFAS 157 compliant fair valuation but not for your estimate of the potential realized credit losses for AIGFP's super senior multi-sector credit default swap portfolio. Please discuss and quantify the sensitivity of this estimate to reasonably likely changes in key assumptions.

*   *   *   *

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Carlton Tartar, Accounting Branch Chief, at 202-551-3387, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant